


SUPPL

EASTMAIN

NEWS RELEASE

Eau Claire gold resource doubled in two years

Trading Symbol: ER – The Toronto Stock Exchange April 21, 2004

Eastmain Resources Inc. (TSX:ER) is pleased to announce that it has submitted its expenditure requirements to earn 75% of the Clearwater Project to SOQUEM Inc., two years ahead of schedule. The Corporation completed 17,878 metres of drilling in two phases and has **doubled the total tonnage and resource ounces at Eau Claire** compared to that reported on December 19, 2001. Over 200 gold-bearing vein intersections were obtained from the 2002 and 2003 drill programs, including 55 intervals with an average grade of 9.63 grams gold per tonne (0.28 ounces) across a minimum 1.5 m horizontal thickness.

Eastmain Resources Inc. has calculated an estimated mineral resource of 3,149,411 tonnes grading 7.04 grams gold per tonne or 0.21 ounces per ton, (7.46 g/t uncut), for a gold resource of 712,546 ounces (755,435 ounces uncut) at Eau Claire. Eastmain's calculation includes an indicated resource of 1,029,332 tonnes at 8.18 grams gold per tonne or 0.24 ounces per ton (9.46 g/t uncut), using a 4.0 g/t gold cut-off grade, and an inferred resource of 2,120,079 tonnes at 6.48 grams gold per tonne (6.49 g/t uncut), using a 2.5 g/t gold cut-off grade. A larger low-grade resource of 5,588,728 tonnes at 4.7 grams gold per tonne (5.38 g/t uncut) has been identified in the main deposit area, for an estimated total gold resource of 915,917 ounces or 1,036,568 ounces uncut (using a 1.0 g/t gold cut-off grade). The total resource was calculated from 15 veins and one sulphide zone within the main deposit area. The low-grade resource is evidence that a major ore-forming system was active at Eau Claire. There is potential to convert a portion of this low-grade resource to an indicated or a measured resource status with additional drilling and advanced exploration.

74% of the gold resource occurs in five veins G, H, I, P and JQ. Eastmain's discovery cost is Cdn$2.90 per resource ounce with the benefit of Québec's provincial tax and mining duties rebates. Indicated resources increased by 5% while grade decreased by 1%. Due to wide drill-spacing, all gold-bearing vein intersections above the specified 2.5 g/t gold cut-off grade had a large area of influence, creating large resource blocks, and were classified as inferred resources. Consequently, the inferred resource tonnage increased by over 300% and grade rose by 70%, while the inferred ounces of gold resource increased by over 600%. Additional drilling will be required to upgrade these resources to an indicated or measured status due to the large spacing between holes.

The current estimate indicates that Eau Claire now exceeds 700,000 ounces of gold resources. The vein system that comprises the Eau Claire gold zones is open laterally to the east and at depth. Potential exists for additional resources in the immediate vicinity of the known deposit, especially in the vicinity of the 6V2 and 6V3 veins at depth, which averaged 11.97 and 15.98 grams gold per tonne. Future work will include a pre-scoping study of the deposit near surface, continued drilling of Eau Claire laterally and at depth, and exploration for a second gold deposit regionally on the property. Considerable drilling and sampling is required to elevate the gold resource to a mineable reserve status.

The 2003 mineral resource was completed by Eddy Canova, P. Geo, an independent consultant, and meets the standards for exploration and development for mining properties according to National Instrument 43-101 and Companion Policy 43-101CP. Eastmain's resource estimate is based on over 200 diamond drill intercepts and includes 12 veins (D, G, H, I, P, JQ, R, S, 6V1, 6V2, 6V3 & 6V4) and one Au-Cu-Ag-rich sulphide zone as reported in Table 1. Calculations are based on a 4.0 g/t gold and a 2.5 g/t gold cut-off grade, over a minimum 1.5 metre horizontal thickness, and drill hole pierce point spacing of 25 and 50 metres for indicated and inferred categories respectively. A limited number of resource blocks below the 4.0 g/t cut-off were included in the indicated resource in order to maintain vein continuity. A specific gravity of 2.85 t/m^3, determined from 2001 metallurgical sampling, was used to calculate the tonnage of each ore block.

Eastmain's primary objective is the exploration, discovery and development of long-life, low-cost profitable ore deposits in Canada. The Company is completing its option to earn a 75% interest in Clearwater. The residual interest in the Clearwater Project is held by SOQUEM INC. who calculated the 2001 Clearwater resource estimate. Eastmain is fully responsible for the 2003 estimate.

SOQUEM INC. is a wholly owned subsidiary of SGF Mineral Inc., which is a subsidiary of the Société Générale de Financement (SGF). The mission of the SGF is to carry out economic development projects in co-operation with partners and in accordance with accepted requirements of profitability.

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For further information please contact Eastmain Resources Inc.: Donald J. Robinson, President or Catherine Butella, Exploration Manager at (519) 940-4870, fax (519) 940-4871, by e-mail: robinson@eastmain.com or visit our web site at www.eastmain.com.

The statements made in this Press Release may contain forward-looking statements that may involve a number of risks. Actual events or results could differ materially from the Company's expectations and projections.

Table 1: Mineral Resource Eau Claire Deposit

	Resource Indicated			Total	Cut Grade
	Tonnage	Grade	Cut Grade	Ounces	Ounces
Vein D	48,121	6.51	6.51	10,076	10,076
Vein G	87,188	17.41	13.48	48,819	37,804
Vein H	67,246	13.35	12.48	28,859	26,979
Vein I	192,599	10.46	9.65	64,762	59,785
Vein JQ	157,687	9.24	6.38	46,845	32,353
Vein P	333,096	7.62	6.70	81,657	71,778
Vein R	72,242	6.04	6.04	14,038	14,038
Vein S	71,162	7.83	7.83	17,910	17,910
TOTAL	**1,029,332**	**9.46**	**8.18**	**312,965**	**270,723**
	Resource Inferred			**Total**	**Cut Grade**
	Tonnage	**Grade**	**Cut Grade**	**Ounces**	**Ounces**
Vein D	182,731	7.36	7.36	43,217	43,217
Vein G	246,747	6.56	6.56	52,021	52,021
Vein H	353,754	6.01	6.18	68,314	70,300
Vein I	220,564	4.94	4.94	35,004	35,004
Vein JQ	340,143	6.23	6.23	68,150	68,150
Vein P	340,357	5.85	5.78	63,986	63,276
Vein R	69,036	7.53	6.67	16,725	14,803
Vein S	160,838	4.95	4.95	25,619	25,619
Vein 6V1	30,668	3.45	3.45	3,402	3,402
Vein 6V2	69,268	15.98	15.98	35,584	35,584
Vein 6V3	46,720	11.97	11.97	17,977	17,977
Vein 6V4	28,861	6.09	6.09	5,651	5,651
Au-Cu-Ag	30,394	6.98	6.98	6,819	6,819
TOTAL	**2,120,079**	**6.49**	**6.48**	**442,470**	**441,823**
GRAND TOTAL	**3,149,411**	**7.46**	**7.04**	**755,435**	**712,546**

*For the purposes of calculating a resource cut grade, all assays greater than 34.28 grams gold per tonne have been cut to 34.28 g/t gold. Channel sample and drill core samples were analyzed by fire assay at ALS Chemex Laboratories. Duplicate check assays were completed for all samples containing more than 500 ppb gold. Eastmain is the operator of the project, which is supervised by Mr. Eddy Canova (Qualified Person). The inferred and indicated resource classification has been applied in accordance with the Definitions and Guidelines prepared by the CIM Standing Committee on Reserve Definitions (CIM Oct. 2000, v.93, No. 1044, p.53-61) and conforms to National Instrument 43-101. Due to the uncertainty which may be attached to Inferred Mineral Resources, it cannot be assumed that all or any part of an Inferred Mineral Resource will be upgraded to an Indicated or Measured Mineral Resource as a result of continued exploration.